UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Bloomin’ Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

094235108

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,441,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,441,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,441,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,979,116
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,979,116
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,979,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		601,631
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

601,631
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

601,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		460,008
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

460,008
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

460,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		460,008
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

460,008
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

460,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		259,257
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

259,257
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

259,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		259,257
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

259,257
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

259,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		719,265
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

719,265
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

719,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,259,995
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,259,995
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,441,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,441,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,441,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,441,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,441,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,441,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,441,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,441,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,441,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,441,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,441,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,441,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,441,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,441,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,441,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

JONATHAN SAGAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

DAVID C. GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,196
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 094235108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
18

CUSIP No. 094235108

(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xv)	Jonathan Sagal, who was appointed to the Board of Directors of the Issuer (the “Board”) pursuant to the Agreement (as defined below); and
(xvi)	David C. George.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP and Mr. Sagal is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The principal business address of Mr. George is 215 Ardsley Lane, Alpharetta, Georgia, 30005. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Sagal is a Partner at Starboard Value LP. Mr. George is a retired restaurant executive and currently provides investment advisory services.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

19

CUSIP No. 094235108

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld, Sagal and George are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

In addition, Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Mr. George is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 4,979,116 Shares beneficially owned by Starboard V&O Fund is approximately $127,967,561, excluding brokerage commissions. The aggregate purchase price of the 601,631 Shares beneficially owned by Starboard S LLC is approximately $15,410,545, excluding brokerage commissions. The aggregate purchase price of the 460,008 Shares beneficially owned by Starboard C LP is approximately $11,780,216, excluding brokerage commissions. The aggregate purchase price of the 259,257 Shares beneficially owned by Starboard L Master is approximately $6,639,837, excluding brokerage commissions. The aggregate purchase price of the 1,259,995 Shares beneficially owned by Starboard X Master is approximately $32,372,602, excluding brokerage commissions. The aggregate purchase price of the 880,993 Shares held in the Starboard Value LP Account is approximately $23,274,935, excluding brokerage commissions.

The Shares purchased by Mr. George were purchased in the open market with personal funds. The aggregate purchase price of the 1,196 Shares beneficially owned by Mr. George is approximately $31,984, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 2, 2024, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Board and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

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CUSIP No. 094235108

Pursuant to the terms of the Agreement, the Issuer agreed to increase the size of the Board from nine (9) to eleven (11) directors (provided that the size of the Board shall automatically decrease to ten (10) directors at the conclusion of the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”)); and appoint Jonathan Sagal (the “Starboard Appointee”) and David C. George (the “Independent Appointee” and together with the Starboard Appointee, the “New Directors”) as directors. Immediately upon the appointment of the New Directors, the Issuer also agreed to form an operating committee of the Board (the “Operating Committee”), consisting of no more than four (4) directors, and to appoint the New Directors, R. Michael Mohan and John J. Mahoney to serve as members of the Operating Committee, with the Independent Appointee serving as Chairperson of the Operating Committee.

Pursuant to the terms of the Agreement, the Issuer also agreed, among other things, to (i) include the New Directors in the Issuer’s slate of recommended nominees standing for election at the 2024 Annual Meeting and recommend, support and solicit proxies for the election of the New Directors, in the same manner as it recommends, supports, and solicits proxies for the election of the Issuer’s other director nominees, (ii) use its reasonable best efforts to hold the 2024 Annual Meeting no later than May 30, 2024, and (iii) appoint the Starboard Appointee to the Nominating and Corporate Governance Committee of the Board and the Independent Appointee to the Compensation Committee of the Board. The Issuer also agreed that during the period commencing with the date of the Agreement through the 2024 Annual Meeting, the Board and all applicable committees of the Board shall not increase the size of the Board to more than eleven (11) directors and effective upon the conclusion of the 2024 Annual Meeting through the expiration of the Standstill Period (as defined below), the Board and all applicable committees of the Board shall not increase the size of the Board to more than ten (10) directors, in each case, without the prior written consent of Starboard.

The Agreement also provides that if any New Director (or any replacement director thereof) is unable or unwilling to serve as a director or ceases to be a director for any reason at any time prior to the expiration of the Standstill Period, then Starboard has the ability to recommend a substitute person to serve on the Board who meets certain qualifications in accordance with the terms and procedures set forth in the Agreement. Starboard’s rights with respect to the replacement of the New Directors are contingent upon Starboard beneficially owning in the aggregate at least the lesser of 3.0% of the Issuer’s then outstanding Shares and 2,610,619 Shares.

The Agreement further provides that for a period of eight (8) months, beginning on the date of the Agreement (the “Initial Invitation Period”), Jeffrey C. Smith shall be invited to attend the non-privileged sessions of all meetings and special meetings (whether such meetings are held in person, telephonically or otherwise) of (i) the Board, (ii) the Operating Committee, and (iii) any other committee or sub-committee of the Board, including any new committee or sub-committee that may be established, solely to the extent in the case of the foregoing clause (iii) that such meetings are scheduled to pertain to Chief Executive Officer succession planning. In addition, for a period of six (6) months, beginning on the expiration of the Initial Invitation Period (the “Subsequent Invitation Period”), Mr. Smith shall be invited to attend the non-privileged sessions of all scheduled meetings and special meetings (whether such meetings are held in person, telephonically or otherwise) of the Board or any other committee or sub-committee of the Board, including any new committee or sub-committee that may be established, to the extent that such meetings are scheduled to pertain to Chief Executive Officer succession planning.

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CUSIP No. 094235108

Pursuant to the terms of the Agreement, Starboard agreed, among other things, that Starboard shall appear in person or by proxy at the 2024 Annual Meeting and vote all of the Shares beneficially owned by Starboard at the 2024 Annual Meeting (i) in favor of all of the Issuer’s nominees, (ii) in favor of the ratification of the appointment of PricewaterhouseCoopers, LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending December 25, 2024, (iii) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal, and (iv) in accordance with the Board’s recommendation with respect to any other Issuer proposal or stockholder proposal presented at the 2024 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Issuer’s “say-on-pay” proposal or any other Issuer proposal or stockholder proposal presented at the 2024 Annual Meeting (other than proposals relating to the nomination or election of directors), then Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agreed that it will appear in person or by proxy at any special meeting of the Issuer’s stockholders during the Standstill Period and vote all Common Shares beneficially owned by Starboard at such meeting in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of director(s). The Agreement further provides that Starboard shall be permitted to vote in its sole discretion on any proposal of the Issuer submitted for the approval of the Issuer’s stockholders in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Company or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Issuer representing more than fifty percent (50%) of the equity interests and voting power of the Issuer’s then-outstanding equity securities or (ii) the Issuer entering into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Issuer’s stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the Issuer’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”) and (y) the date that is 100 days prior to the first anniversary of the 2024 Annual Meeting (the “Standstill Period”), prohibiting it from, among other things, (i) soliciting proxies or consents with respect to securities of the Issuer, (ii) entering into a voting agreement or forming, joining or participating in a “group” with other stockholders of the Issuer, other than certain affiliates of Starboard, (iii) seeking or submitting or knowingly encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; provided, however, that Starboard may take actions to identify director candidates in connection with the 2025 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Issuer, are not publicly disclosed by Starboard, and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances, (iv) submitting any proposal for consideration by stockholders of the Issuer at any annual or special meeting of stockholders or through any written consent, affirmatively soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal, or calling or seeking to call a special meeting of stockholders or initiating or seeking to initiate any stockholder action by written consent, (v) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement, or (vi) advising, knowingly encouraging, knowingly supporting, or knowingly influencing any person with respect to the voting or disposition of the Shares.

The Issuer and Starboard also made certain customary representations, agreed to mutual non-disparagement provisions, and the Issuer agreed to issue a mutually agreeable press release announcing certain terms of the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 86,814,043 Shares outstanding, as of October 31, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

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CUSIP No. 094235108

A.	Starboard V&O Fund
(a)	As of the close of business on January 2, 2024, Starboard V&O Fund beneficially owned 4,979,116 Shares.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 4,979,116
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,979,116
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard V&O Fund has not entered into any transactions in securities of the Issuer during the past sixty days.
B.	Starboard S LLC
(a)	As of the close of business on January 2, 2024, Starboard S LLC beneficially owned 601,631 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 601,631
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 601,631
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard S LLC has not entered into any transactions in securities of the Issuer during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on January 2, 2024, Starboard C LP beneficially owned 460,008 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 460,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 460,008
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard C LP has not entered into any transactions in securities of the Issuer during the past sixty days.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 460,008 Shares owned by Starboard C LP.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 460,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 460,008
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R LP has not entered into any transactions in securities of the Issuer during the past sixty days.
E.	Starboard L Master
(a)	As of the close of business on January 2, 2024, Starboard L Master beneficially owned 259,257 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 259,257
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 259,257
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard L Master has not entered into any transactions in securities of the Issuer during the past sixty days.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 259,257 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 259,257
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 259,257
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard L GP has not entered into any transactions in securities of the Issuer during the past sixty days.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 460,008 Shares owned by Starboard C LP and (ii) 259,257 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 719,265
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 719,265
4. Shared power to dispose or direct the disposition: 0
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CUSIP No. 094235108

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer during the past sixty days.
H.	Starboard X Master
(a)	As of the close of business on January 2, 2024, Starboard X Master beneficially owned 1,259,995 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,259,995
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,259,995
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard X Master has not entered into any transactions in securities of the Issuer during the past sixty days.
I.	Starboard Value LP
(a)	As of the close of business on January 2, 2024, 880,993 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,979,116 Shares owned by Starboard V&O Fund, (ii) 601,631 Shares owned by Starboard S LLC, (iii) 460,008 Shares owned by Starboard C LP, (iv) 259,257 Shares owned by Starboard L Master, (v) 1,259,995 Shares owned by Starboard X Master and (vi) 880,993 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 8,441,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,441,000
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard Value LP has not entered into any transactions in securities of the Issuer during the past sixty days.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,979,116 Shares owned by Starboard V&O Fund, (ii) 601,631 Shares owned by Starboard S LLC, (iii) 460,008 Shares owned by Starboard C LP, (iv) 259,257 Shares owned by Starboard L Master, (v) 1,259,995 Shares owned by Starboard X Master and (vi) 880,993 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 8,441,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,441,000
4. Shared power to dispose or direct the disposition: 0
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CUSIP No. 094235108

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer during the past sixty days.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,979,116 Shares owned by Starboard V&O Fund, (ii) 601,631 Shares owned by Starboard S LLC, (iii) 460,008 Shares owned by Starboard C LP, (iv) 259,257 Shares owned by Starboard L Master, (v) 1,259,995 Shares owned by Starboard X Master and (vi) 880,993 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 8,441,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,441,000
4. Shared power to dispose or direct the disposition: 0
(c)	Principal Co has not entered into any transactions in securities of the Issuer during the past sixty days.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 4,979,116 Shares owned by Starboard V&O Fund, (ii) 601,631 Shares owned by Starboard S LLC, (iii) 460,008 Shares owned by Starboard C LP, (iv) 259,257 Shares owned by Starboard L Master, (v) 1,259,995 Shares owned by Starboard X Master and (vi) 880,993 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 8,441,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,441,000
4. Shared power to dispose or direct the disposition: 0
(c)	Principal GP has not entered into any transactions in securities of the Issuer during the past sixty days.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,979,116 Shares owned by Starboard V&O Fund, (ii) 601,631 Shares owned by Starboard S LLC, (iii) 460,008 Shares owned by Starboard C LP, (iv) 259,257 Shares owned by Starboard L Master, (v) 1,259,995 Shares owned by Starboard X Master and (vi) 880,993 Shares held in the Starboard Value LP Account.

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CUSIP No. 094235108

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,441,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,441,000
(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer during the past sixty days.
N.	Mr. Sagal
(a)	As of the close of business on January 2, 2024, Mr. Sagal beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Sagal has not entered into any transactions in securities of the Issuer during the past sixty days.
O.	Mr. George
(a)	As of the close of business on January 2, 2024, Mr. George beneficially owned 1,196 Shares, which he holds in a joint account with his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,196 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,196
(c)	Mr. George has not entered into any transactions in securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that TD Asset Management Inc. (“TD”) had investment discretion over 10,300 Shares as of September 30, 2023, which would represent beneficial ownership of less than 1% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filing filed by TD on October 27, 2023. As reported in the Form ADV filed by Starboard Value LP, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

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CUSIP No. 094235108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Starboard V&O Fund entered into forward purchase contracts with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 875,663 Shares (each a “MS Forward Contract”). Each of the MS Forward Contracts has a final valuation date of March 27, 2024, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard V&O Fund has exercised the MS Forward Contracts and thereby acquired 875,663 Shares. Accordingly, Starboard V&O Fund is no longer a party to the MS Forward Contracts.

On January 2, 2024, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On January 2, 2024, the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, and Bloomin’ Brands, Inc., dated January 2, 2024.
99.2	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld and Jonathan Sagal, dated January 2, 2024.

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CUSIP No. 094235108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Jonathan Sagal and David C. George

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